September 13, 2007

Mr. Terence O’Brien
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:                                                  Comment letter dated August 30, 2007 regarding Janus Capital Group Inc. Form 10-K filed February 26, 2007.

VIA EDGAR

Dear Mr. O’Brien:

I am writing in response to your letter dated August 30, 2007, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 10-K filed February 26, 2007 (File No. 001-15253) for Janus Capital Group Inc. (“Janus”).  For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•                  Janus is responsible for the adequacy and accuracy of the disclosures in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  Janus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2006

Broker-Dealer Regulations, page 5

1.              You state your broker-dealer subsidiary is registered with the SEC under the Exchange Act and is a member firm of the NASD.  However, we do not note discussion of this broker-dealer subsidiary elsewhere throughout your document.  Please tell us more about this subsidiary, including its legal name, and the nature and extent of its operations.  Explain why the subsidiary is not discussed in the footnotes to the financial statements and why typical broker-dealer disclosures and required schedules have not been provided.  In future filings please include disclosure to clarify these matters.

Response:  Janus’ limited purpose broker-dealer subsidiary, Janus Distributors LLC (“JD”), is the general distributor and agent of the sale and distribution of shares of certain mutual funds which are directly advised or serviced by Janus Capital Management LLC (“JCM”) and its consolidated subsidiaries.  JD is not a clearing broker-dealer and does not hold customer money or securities.  JD’s minimum net capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness resulting in a minimum net capital requirement of $38,000 as of December 31, 2006.   Based on the limited activities in which JD engages and the insignificant nature of the minimum net capital requirements, Janus does not believe any further disclosures regarding JD beyond the disclosures on pages 5 and 6 of the 2006 Form 10-K would be material.  Notwithstanding the foregoing, Janus will clarify the nature and extent of JD’s operations in future filings.

Critical Accounting Policies and Estimates, page 25

2.              We note that goodwill and intangible assets are 69% of your total assets at December 31, 2006.  Given the significance, please expand the discussion of your accounting for intangible assets and goodwill in future filings to address each of the following points:

•                  Clarify that you test indefinite-lived intangible assets for impairment separately from goodwill on an annual basis or whenever events or circumstances occur.  Also, separately discuss the methods for testing for impairment, the assumptions used, and the sensitivity of the assumptions for indefinite-lived intangible assets and goodwill.

•                  Clarify what you mean by “reporting unit” in terms of testing for goodwill for impairment and your reference to “100% of JCM.”  Specifically, revise your disclosure to state that you test for goodwill impairment at the reporting unit level and include a description of your reporting units.  Refer to paragraphs 30-31 of SFAS 142 for guidance.

•                  Provide a description of the valuation method used to determine the fair value of your reporting units, the material assumptions used in the valuation method, and the sensitivity of those assumptions.

•                  Disclose your method for testing indefinite-lived intangible assets for impairment, the material assumptions used and the sensitivity of those assumptions.  Also, disclose how you determined your indefinite-lived intangible assets have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

Response:  Janus believes that our disclosures indicate that goodwill and intangible assets are separately tested for impairment.  In addition, Janus believes that it has defined the reporting units as the Investment Management and the Printing and Fulfillment segments for purposes of testing goodwill for impairment and that descriptions of such reporting units have been provided in Item 1 Business, Item 1A Risk Factors and the segment discussion in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2006 Form 10-K.  The reference to “100% of JCM” is a reference to the entity which holds our Investment Management segment.  However, in light of the Staff’s comments, Janus will seek to further clarify in future annual filings that goodwill and intangible assets are separately tested for impairment and that the Investment Management segment and the Printing and Fulfillment segment have been identified as the reporting units for purposes of testing goodwill for impairment.

Additionally, Janus will disclose further detail regarding testing methodology, including specific valuation methods utilized for testing goodwill and intangible assets as well as the significant underlying assumptions and the sensitivity of such assumptions.

We would also like to highlight to the Staff that Janus’ indefinite-lived intangible assets represent mutual fund advisory contracts, brand name and trademark.  In future annual filings, Janus will expand disclosures regarding indefinite-lived intangible assets to explain why such intangible assets are indefinite-lived.

Note 16 - Litigation, Page 52

3.              You state your litigation reserves increased $7.8 million as of December 31, 2006.  On page 9, you state that you are unable to estimate the range of potential losses that would be incurred if the plaintiffs in any of the actions listed on pages 52-53 were to prevail, or to determine the total potential effect they may have on your results of operations, financial position and cash flows.  It is not clear what your basis is for determining an accrual of $7.8 million.  It is also not clear whether this amount represents an accrual made pursuant to paragraph 8 of SFAS 5 and, if so, how the amount relates to the matters discussed in the footnote.  In future filings, we urge you to reevaluate your footnote disclosure to ensure clear communication of the items required by paragraphs 9 and 10 of SFAS 5 and to include appropriate discussion of the specific nature of your accrual.  Notwithstanding the foregoing, we note you have released $6.3 million of your reserve during the second quarter 2007.

Response:  Janus evaluates each loss contingency on an individual basis and accrues for any probable estimated losses on a case by case basis in accordance with paragraph 8 of SFAS 5.  The legal reserve amount disclosed in our 2006 Form 10-K represented the aggregate of management’s best estimate of probable settlements.  On an individual basis, the estimated settlements were not considered material.  However, Janus concluded that the aggregate accrual was a meaningful disclosure.  Janus will clarify disclosure of material accrued loss contingencies in future filings to the extent that such estimated losses are material.

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Please contact Rob Blakley at 303-394-7881 or me at 303-336-7881 with any further questions or comments.

Sincerely,

/s/ Gregory A. Frost
Gregory A. Frost
Senior Vice President and Chief Financial Officer